(TRANSLATION)


To Whom It May Concern:

                                                                    May 16, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                  Notice of the Results of Repurchase of Shares through N-NET Closing Price Orders on Nagoya Stock Exchange

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares as follows with respect to the notice of repurchase of shares made to you yesterday (May 15, 2006).


1. Type of shares repurchased                     Shares of common stock of TMC

2. Aggregate number of shares repurchased         26,000,000 shares

3. Purchase price                                 JPY 6,250 per share

4. Aggregate purchase price                       JPY 162,500,000,000

5. Date of repurchase                             May 16, 2006 (Tuesday)

6. Method of repurchase                           Purchase through N-NET closing
                                                  price orders on the Nagoya
                                                  Stock Exchange



(Reference)

Matters resolved at the 101st Ordinary General Shareholders' Meeting held on June 23, 2005

  o Type of shares to be repurchased               Shares of common stock of TMC

  o Aggregate number of shares to be repurchased   Up to 65,000,000 shares

  o Aggregate purchase price of shares             Up to JPY 250,000,000,000


Shares having been repurchased up to May 16, 2006

  o Aggregate number of shares repurchased         37,575,000 shares

  o Aggregate purchase price of shares             JPY 234,380,750,000



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Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-3510~5 (Head Office)
                                (052) 952-3461~4 (Nagoya)